Exhibit 99.1

Tiziana Life Sciences Announces Resignation of CEO

New York, July 15, 2022 – Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, today announces that the Board of Directors has accepted the voluntary resignation of Dr. Kunwar Shailubhai as Chief Executive Officer, Chief Scientific Officer and Board director, effective as of August 1, 2022. Dr. Shailubhai resigned for personal reasons, and his resignation is not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board has appointed Gabriele Cerrone, Executive Chairman of Tiziana, as interim Chief Executive Officer to lead the Company through this period of transition. The Board will begin a search for a permanent Chief Executive Officer and Chief Scientific Officer immediately.

“On behalf of the Board, I want to thank Kunwar for his many years of exceptional service to Tiziana and his commitment to our vision in providing locally acting antibody therapies to patients with unmet needs,” said Gabriele Cerrone, Executive Chairman of Tiziana. “We wish Kunwar well in his future endeavors. We continue to advance our foralumab clinical development programs as planned, and will provide a progress update in due course,” he added.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd Hana Malik, Business Development, and Investor Relations Manager +44 (0) 207 495 2379 email: info@tizianalifesciences.com
Investors: Irina Koffler LifeSci Advisors, LLC 646.970.4681 ikoffler@lifesciadvisors.com